GRAND PEAK CAPITAL CORP.
(formerly, Black Mountain Capital Corporation)

November 21, 2007

VIA EMAIL

DeVisser Gray, Chartered Accountants Suite 401 - 905 West Pender Street Vancouver, BC V6C 1L6	Sam S. Mah, Inc., Chartered Accountant #1850 - 1066 West Hastings Street Vancouver, BC V6E 3X2

Dear Sirs or Mesdames:

Re:	Grand Peak Capital Corp. (formerly, Black Mountain Capital Corporation) (the "Company") - Notice of Change of Auditor

Upon mutual agreement, DeVisser Gray, Chartered Accountants (the "Former Auditors") has confirmed its decision to resign as auditors of the Company effective November 21, 2007.

The board of directors of the Company has appointed Sam S. Mah, Inc., Chartered Accountant (the "Successor Auditors") as the auditors of the Company effective November 21, 2007.

In accordance with National Instrument 51-102 – "Continuous Disclosure Obligations", the Company requests both the Former Auditors and the Successor Auditors to review the attached notice of change of auditor and prepare a letter, addressed to the applicable regulator or applicable securities regulatory authorities stating, for each statement in the attached notice of change of auditor, whether the auditor:

(1)	agrees,

(2)	disagrees, and the reasons why, or

(3)	has no basis to agree or disagree.

The Company further requests in accordance with NI 51-102 that the Former Auditors and the Successor Auditors deliver a copy of the aforementioned letters, respectively, to the Company within twenty days after the date of resignation of the Former Auditors.

Yours truly,

/s/ Navchand Jagpal
Navchand Jagpal
President